**DIALECTIC CAPITAL MANAGEMENT, LP**
**119 Rowayton Avenue, 2nd Floor**
**Norwalk, Connecticut 06853**

June 2, 2016

Covisint Corporation
26533 Evergreen Rd., Suite 500
Southfield, Michigan 48076
Attn: Board of Directors

Dear Members of the Board,

Dialectic Capital Management, LP, together with its affiliates ("Dialectic"), currently owns approximately 5.5% of the outstanding common stock of Covisint Corporation ("Covisint" or the "Company"), making us one of the Company's largest shareholders. We initially invested in the Company over a year ago because we were encouraged by the new management team's vision to turnaround Covisint, which included a two-part plan to grow the Company. Unfortunately, by the end of 2015 management not only missed its own targets and timeline for growth but failed to disclose its previously promised "Plan B" for the operating business if the Company missed its 2015 targets ("Plan B"). After numerous delays, management finally stated that it would announce Plan B on the Q1 conference call, which it delayed until June 6, 2016, days after the deadline for nominating director candidates for election to the Board of Directors of the Company (the "Board") at the 2016 annual meeting of shareholders (the "2016 Annual Meeting").

We have serious concerns with Covisint's strategic direction, recent performance and delayed Plan B under the direction of its current management team and Board. We therefore believe change is needed on the Board to ensure that appropriate actions are taken to implement a clear strategy for the benefit of all Covisint shareholders. We tried to engage constructively with members of the management team to reach an amicable resolution to reconstitute the Board and avoid a proxy contest but to no avail. To that end, last week we nominated a slate of five highly qualified director candidates for election at the 2016 Annual Meeting, including Scott Daniels, Alan B. Howe, John Fichthorn, John Mutch and Edward Rose.

## Management's Failed Strategy

As noted above, we initially invested in the Company in light of the new management team's two-part plan to turnaround the Company, which was clearly laid out to shareholders. The first part of the plan was focused on growing the Company with a target of $95 million in revenue and a willingness to burn cash down to $34 million, if necessary, by the end of 2015. If that plan was not achieved, management promised shareholders an alternative plan to meet its strategic objectives, which involved a return to profits and the consideration of a potential sale of the Company.

By the end of 2015, despite having $38 million in cash, none of the revenue and profit targets originally outlined by Covisint management had been met. Notably, on the Q4 earnings call, not only did management fail to describe Plan B but it refused to answer our questions or our subsequent calls, apparently only accepting inquiries from sell-side analysts. When management finally returned our calls two weeks later, we reiterated our desire to understand Plan B and management noted that it would be disclosed on the Q1 earnings call, which was conveniently delayed until June 6, 2016, nine days after the nomination deadline for the 2016 Annual Meeting. We were therefore left with no choice but to submit a formal nomination of director candidates for election at the 2016 Annual Meeting.

We believe other shareholders are likewise frustrated with management's inability to communicate a clear strategy for the Company. Both Roumell Asset Management, LLC ("Roumell") and Vector Capital IV, L.P. ("Vector") have filed Schedule 13Ds with respect to their investments in Covisint and have outlined their concerns with the Company's strategic direction. Specifically, Roumell has requested that the Company appoint two independent directors and explore strategic alternatives while Vector has determined that the Board should undertake a strategic review process to sell the Company.

We attempted to engage constructively with the Company on multiple occasions to discuss our concerns regarding management's lack of a strategic plan as well as the concerns and requests publicized by the Company's other large shareholders. We also attempted to reach an amicable resolution with the Company to avoid a proxy contest, which included a proposal that the Company undertake a process to replace two existing Board members with two independent Company-selected directors no later than September 30, 2016. Despite our sincere efforts to reach a resolution, Covisint failed to respond to our proposed settlement until the eleventh hour, just before the nomination deadline for the 2016 Annual Meeting, only to inform us that the Company had rejected our proposed resolution. We believe management purposefully delayed its response to our proposal in an attempt to thwart our lawful nomination, which only solidifies our belief that change is desperately needed on the Board.

**Dialectic's Solution**

In order to address management's failed strategy and apparent inability to communicate a clear strategy for the Company moving forward, we believe the Board must be reconstituted with directors that will bring a fresh perspective and shareholder-oriented mindset to the Board. It is time for accountability at Covisint.

We have therefore nominated five highly qualified director candidates for election at the 2016 Annual Meeting, who we believe have the requisite skill sets and relevant business and financial experience to ensure that the Company evaluates, with an open mind and a keen sense of urgency, all alternative strategies to determine the best path forward to maximize value for all shareholders.

It is unfortunate – but not surprising given the Company's apparent inability to communicate clearly with its shareholders – that Covisint has chosen to waste additional shareholder resources on a proxy contest rather than work constructively with some of its largest shareholders to implement meaningful change at the Company.

We are open to continuing our discussions with Covisint regarding Board composition and corporate strategy, and remain amenable to reaching a mutually agreeable resolution that is in the best interests of all shareholders. However, if an agreement is not reached, we are fully prepared to solicit the support of our fellow shareholders to elect our highly qualified director candidates at the 2016 Annual Meeting.

Sincerely,



John Fichthorn
Dialectic Capital Management, LP